SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A
                                (Amendment No. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            Cox Communications, Inc.
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             (Exact name of registrant as specified in its charter)

         Delaware                                              58-2112281
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(State of Incorporation or Organization)           (IRS Employer Identification)

1400 Lake Hearn Drive, N.E., Atlanta, Georgia                   30319
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(Address of Principal Executive Offices)                       (Zip Code)


         Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Class                           Name of Exchange on Which
         to be so Registered                      Each Class is to be Registered
         -------------------                      ------------------------------

         Class A Common Stock,
         $1.00 par value per share                   New York Stock Exchange

         Securities to be registered pursuant to Section 12(g) of the Act:  None





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ITEM 1.       DESCRIPTION OF CAPITAL STOCK

         The following is a summary of the material terms and provisions of our capital stock. The following description also sets forth selected provisions of our certificate of incorporation and bylaws. This description is a summary only and is qualified in its entirety by our certificate of incorporation and bylaws, which are incorporated as exhibits to this amended registration statement.

         Our certificate of incorporation authorizes us to issue 671,000,000 shares of Class A common stock, par value $1.00 per share, 62,000,000 shares of Class C common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share.

         As of December 31, 2000, there were outstanding 572,227,128 shares of Class A common stock and 27,597,792 shares of Class C common stock. In addition, 15,540,114 shares of Class A common stock were reserved for issuance pursuant to our employee benefit plans, 27,597,792 shares of Class A common stock were reserved for issuance to the holders of Class C common stock and approximately 4,836,372 shares of Class A common stock were reserved for issuance to the holders of our Series A convertible preferred stock.

Common Stock

         Except with respect to voting, transfer and convertibility, shares of Class A common stock and shares of Class C common stock are identical in all respects. Class A common stockholders are entitled to one vote per share, while Class C common stockholders are entitled to ten votes per share. The shares of Class C common stock are subject to significant transfer restrictions.

         Voting. The Class A common stockholders and the Class C common stockholders vote together as a single class on all actions, except that the affirmative vote of the holders of a majority of outstanding shares of Class A common stock and Class C common stock voting separately as a class is required:

o to approve any amendment to our certificate of incorporation that would alter or change the powers, preferences or special rights of such class in a way that adversely affects the holders of such class; and

o to approve such other matters as may require a class vote under the Delaware General Corporation Law.

         Dividends and Other Distributions. Each share of common stock is equal in respect of dividends and other distributions in cash, stock or property, including distributions upon our liquidation or a sale of all or substantially all of our assets. However, in the case of dividends or other distributions payable on either class of common stock in shares of such stock, including distributions pursuant to stock splits or dividends, only Class A common stock will be distributed with respect to outstanding Class A common stock and only Class C common stock will be distributed with respect to outstanding Class C common stock. Neither the Class A common

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stock nor the Class C common  stock will be split,  divided or  combined  unless each other class is proportionately split, divided or combined.

         We have never declared or paid cash dividends on our Class A common stock and currently intend to retain any future earnings for use in developing and operating our businesses. Accordingly, we do not expect to pay cash dividends on the Class A common stock in the foreseeable future.

         Restrictions on Transfer of Class C Common Stock; Convertibility of Class C Common Stock into Class A Common Stock. Cox Holdings, Inc. and Cox DNS, Inc. hold all of the shares of Class C common stock currently outstanding. Cox Holdings and Cox DNS are wholly-owned subsidiaries of Cox Enterprises, Inc. Shares of the Class C common stock are convertible at any time, or from time to time, at the Class C stockholder's option, into Class A common stock on a share-for-share basis. Shares of Class C common stock will be converted automatically into shares of Class A common stock on a share-for-share basis:

o at any time our board of directors and the holders of a majority of the shares of Class C common stock then outstanding approve conversion of all shares of Class C common stock into Class A common stock;

o if the Class A common stock is precluded from trading on any national securities exchange or national quotation system as a result of the Class C common stock's existence;

o upon election by our board of directors in connection with the approval of any sale or lease of all or substantially all of our assets or any merger, consolidation, liquidation or dissolution; or

o upon election by our board of directors, after the board has determined there has been a material adverse change in the outstanding Class A common stock's liquidity, marketability or market value due to its exclusion from a national exchange or quotation system or due to federal or state legal requirements, in either case because of the Class C common stock's existence.

         Liquidation, Dissolution or Winding Up. In the event of our liquidation, dissolution or winding up, whether voluntary or not, the Class A common stockholders and the Class C common stockholders shall be entitled to share ratably, according to their respective interests, in our assets which remain after payment, or provision of payment, of our debts and other liabilities and the preferential amounts due to the holders of any stock ranking prior to the common stock in the distribution of assets.

Preferred Stock

         We may issue preferred stock with such designations, powers, preferences and other rights and qualifications, limitations and restrictions as our board of directors may authorize, without further action by our stockholders, including but not limited to:

o the distinctive designation of each series and the number of shares that will constitute the series;

o the voting rights,  if any, of shares of the series;

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o the dividend rate on the shares of the series,  any  restriction,  limitation or condition upon the payment of dividends, whether dividends will be cumulative and the dates on which dividends are payable;

o the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

o the purchase or sinking fund provisions, if any, for the purchase or redemption of shares in the series;

o any preferential amount payable upon shares of the series in the event of our liquidation, dissolution or winding up or the distribution of our assets; and

o the prices or rates of conversion at which, and the terms and conditions on which, the shares of such series may be converted into other securities, if such shares are convertible.

Series A Convertible Preferred Stock

         In October 1998, we completed the acquisition of a cable system located in Las Vegas, Nevada, and certain related businesses previously owned by Prime South Diversified, Inc. We issued shares of Series A preferred stock as part of the consideration for the acquisition.

         Dividends. Series A preferred stockholders are entitled to dividends only when, and to the extent that, our board of directors declares such dividends.

         Voting. Series A preferred stockholders are entitled to one vote per share, and such holders vote together with the holders of Class A common stock and Class C common stock on all matters upon which the holders of the Class A common stock and Class C common stock holders are entitled to vote.

         Conversion. Shares of the Series A preferred stock are convertible into shares of Class A common stock at the preferred stockholders' option only after October 1, 2003, a change of control of us or notification of our liquidation, whichever event occurs first. Shares of the Series A preferred stock are convertible into shares of Class A common stock according to a formula based upon 20.0% of the fair value of our subsidiary that holds the Las Vegas cable system and the average closing price of the Class A common stock over a specified ten-day period. Shares of the Series A preferred stock will convert automatically into shares of Class A common stock, if our subsidiary that holds the Las Vegas cable system makes a distribution on its capital stock or upon the sale of all or substantially all of that subsidiary's assets, according to the formula described above.

Limitation of Liability and Indemnification Matters

    Our amended certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

       (1) for  any  breach  of  the   director's   duty  of  loyalty  to  us or
           our stockholders;

       (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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       (3) under  a  provision  of  Delaware  law  relating  to unlawful payment of dividends or unlawful stock purchases or redemptions of stock; or

       (4) for any transaction from which the director derives an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

    Our bylaws provide for the indemnification of directors, officers, employees and agents and any person who is or was serving at our request as a director, officer, partner, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise and any person who was or is serving at our request as a trustee or administrator under an employee benefit plan to the fullest extent authorized by, and subject to, the conditions set forth in the Delaware General Corporation Law, against all expenses and liabilities. The indemnification provided under our bylaws includes the right to be paid by us for expenses in advance of any proceeding for which indemnification may be had in advance of its final disposition.

Transfer Agent and Registrar

         The transfer agent and registrar for the Class A common stock is First Chicago Trust Company of New York, a division of EquiServe.

ITEM 2.       EXHIBITS

         The following exhibits are incorporated by reference as indicated below.

   Exhibit Number                       Description
------------------            ------------------------------

       3.1-- Amended Certificate of Incorporation of Cox Communications, Inc., as amended (incorporated by reference to exhibit 3.1 to Cox's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.)

       3.2-- Bylaws of Cox Communications, Inc. (incorporated by reference to exhibit 3.2 to Cox's Registration Statement on Form S-4, file no. 33-80152, filed on December 16, 1994.)

       4.1-- Indenture dated as of June 27, 1995 between Cox Communications, Inc. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.1 to Cox's Registration Statement on Form S-1, File No. 33-99116, filed with the Commission on November 8,
               1995).

       4.2-- First Supplemental Indenture, dated as of August 12, 1999, between Cox Communications, Inc. and The Bank of New York, as Trustee. (Incorporated by reference to Exhibit 4.4 to Cox's Current Report on Form 8-K filed with the Commission on August 23, 1999).

       4.3-- Form of Preferred Securities Guarantee Agreement. (Incorporated by reference to Exhibit 4.5 to Cox's Registration Statement on Form S-3, File No. 333-82575, filed with the Commission on July 28, 1999).

       4.4-- Form of Capital Securities Guarantee Agreement. (Incorporated by reference to Exhibit 4.6 to Cox's Registration Statement on Form S-3, File No. 333-82575, filed with the Commission on August 6,
               1999).
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       4.5--   Indenture,  dated as of January 30,  1998,  between TCA Cable TV,
               Inc. and Chase Bank of Texas, National Association, as Trustee (Incorporated by reference to Exhibit 4 (a) of TCA's Registration Statement on Form S-3, File No. 333-32015).

       4.6-- First Supplemental Indenture, dated as of August 12, 1999, among TCA Cable TV, Inc., Cox Classic Cable, Inc. and Chase Bank of Texas, National Association, as Trustee. (Incorporated by reference to Exhibit 4.2 to Cox's Current Report on Form 8-K filed with the Commission on August 25, 1999.)

       4.7-- Second Supplemental Indenture, dated as of October 6, 1999, by and between Cox Communications, Inc., as Issuer and The Bank of New York, as Trustee. (Incorporated by reference to Exhibit 4.1 to Cox's Quarterly Report on Form 10-Q filed with the Commission on November 8, 1999).

       4.8-- Guarantee Agreement, dated as of October 6, 1999, by and between Cox Communications, Inc., as Guarantor and The Bank of New York, as Guarantee Trustee. (Incorporated by reference to Exhibit 4.2 to Cox's Quarterly Report on Form 10-Q filed with the Commission on November 8, 1999).

       4.9-- Second Supplemental Indenture, dated as of March 14, 2000, between Cox Communications, Inc. and The Bank of New York, as Trustee. (Incorporated by reference to Exhibit 4.9 to the Annual Report on Form 10-K for Cox Communications, Inc., filed with the Commission on March 23, 2000).

       4.10-- Third Supplemental Indenture, dated as of April 19, 2000, by and between Cox Communications, Inc. and The Bank of New York, as Trustee. (Incorporated by reference to Exhibit 4.2 of Cox Current Report on Form 8-K, filed with the Commission on April 24, 2000).

       4.11-- Registration Rights Agreement, dated as of February 23, 2001, by and among Cox Communications, Inc. and Salomon Smith Barney Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Credit Suisse First Boston Corporation, Morgan Stanley & Co. Incorporated, ABN AMRO Rothschild LLC, Fleet Securities, Inc., J.P. Morgan Securities Inc. and SG Cowen Securities Corporation (Incorporated by reference to Exhibit 4.1 to Cox's Current Report on Form 8-K/A filed with the Commission on March 8, 2001).

       4.12-- Registration Rights Agreement, dated as of February 23, 2001, by and among Cox Enterprises, Inc., Cox Communications, Inc. and Salomon Smith Barney Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Credit Suisse First Boston Corporation, Morgan Stanley & Co. Incorporated, ABN AMRO Rothschild LLC, Fleet Securities, Inc., J.P. Morgan Securities Inc. and SG Cowen Securities Corporation (Incorporated by reference to Exhibit 4.2 to Cox's Current Report on Form 8-K/A filed with the Commission on March 8, 2001).

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       4.13--  Fourth Supplemental  Indenture,  dated  as of  February 23, 2001, between Cox Communications, Inc., and The Bank of New York, as Trustee. (Incorporated by reference to Exhibit 4.13 to Cox's Annual Report on Form 10-K for the year ended December 31, 2000).


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                                     COX COMMUNICATIONS, INC.


                                       By:
                                                      /s/ Jimmy W. Hayes
                                             -----------------------------------
                                             Name:   Jimmy W. Hayes
                                             Title:  Executive Vice President,
                                                     Finance and Administration
                                                     and Chief Financial Officer

Date:    April 11, 2001